November 1, 2013

Anne Nguyen Parker

Accounting Branch Chief

Office of the Chief Accountant

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Atlas Resource Partners, L.P.

Registration Statement on Form S-4

Filed July 1, 2013

File No. 333-189741

Current Report on Form 8-K

Filed February 22, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Response dated September 30, 2013

File No. 1-35317

Dear Ms. Nguyen Parker:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the Registrant’s responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 30, 2013 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the Comment Letter. The Registrant’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Response Letter Dated September 30, 2013

1.

We have read your response to prior comment six, including your explanation of how you calculate maintenance capital expenditures, and understand that these amounts are assumed to have resulted in developed producing reserves at the beginning of the current year. Please explain the basis for your assumption about the commencement of production and clarify whether these amounts are limited to funding the conversion of undeveloped reserves or are directed towards a larger range of projects. We note that your estimate is based on the assumption that the properties will generate production during the present year that when sold will yield proceeds that, taking into consideration the prices to be received under derivatives that you hold, and after deducting production costs, will equate to the production margin that is expected to be generated from properties that are actually in production during the current year.

Letter to Anne Nguyen Parker

November 1, 2013

Please submit the disclosure revisions that you propose to describe your calculation of maintenance capital expenditures and the underlying assumptions, including the approach to choosing the wells and forming expectations about the production profiles, the impact of derivatives related to the production that will be sold, and the nature of costs that are taken into account. If your maintenance capital expenditures do not reflect the costs of acquiring properties for exploration and development, this point and the implications on your overall reserve position should be explained. In other words, since you have described the measure as maintenance capital expenditures, the extent to which productive capacity, in terms of both production and total reserves, is maintained should be clearly explained. Since you have described an intention for the measure in your response appears inconsistent with the disclosure on page 73 of your 2012 annual report, stating that maintenance capital expenditures are “to maintain our current levels of production and reserves over the long term,” also submit any revisions that you propose to clarify this disclosure.

Response: The Registrant notes that its methodology for calculating maintenance capital expenditures is an estimate of the portion of total capital expenditures needed to maintain production margin in a calendar year. “Production margin” is an aggregation of thousands of individual Registrant wells which have naturally declining production volume from the first day of the year until the last day of that year multiplied by their realized sale price, less related production costs. The actual wells drilled in a particular year by the Registrant are connected at various times throughout the calendar year based upon numerous factors, including the depth and lateral length of each well, the availability of drilling rigs, availability of 3rd party pipeline operators, and other factors. Because these wells are connected at various times throughout the calendar year, they will generate less than a full year of production margin in a particular calendar year. As such, the Registrant notes that it is impractical to determine the subset of actual wells expected to be drilled that would maintain production margin from the thousands of existing wells that are naturally declining from the 1st day of the calendar year. The only practical way for the Registrant to calculate the amount of first year production margin for newly drilled wells allocable to maintenance capital expenditures which would offset the decline in production margin from existing wells is to utilize “hypothetical” wells. “Hypothetical” wells are wells the Registrant expects to drill in the coming year, utilizing estimated well and production costs, production volume, and commodity prices, but assumed to be connected on the first day of the calendar year in an effort to offset the full calendar year decline of existing wells. Estimated costs are derived by the Registrant through analysis of relevant factors, including historical costs of similar wells, characteristics of each individual well which could cause variation in costs, and changes in labor or material rates, among other items. For commodity price assumptions, the Registrant utilizes publicly-traded forward commodity exchange prices, adjusted for current estimates of regional pricing differentials, and does not include prices under existing derivative instruments, which are utilized to hedge existing production. All of the wells the Registrant expects to drill in the future year, a subset of which include the “hypothetical” wells assumed for the purpose of maintenance capital expenditures, are expected to be drilled on acreage the Registrant currently owns or leases and consist of either conversion of proved undeveloped reserves to proved developed reserves or unproven opportunities.

Letter to Anne Nguyen Parker

November 1, 2013

In response to the Staff’s comment, the Registrant proposes to provide the following disclosure within its future Form 10-Qs, Form 10-Ks and quarterly earnings releases furnished on Form 8-K:

“Oil and gas assets naturally decline in future periods and, as such, we recognize the estimated capitalized cost of stemming such decline in production margin for the purpose of stabilizing our DCF and cash distributions, which we refer to as maintenance capital expenditures. We calculate the estimate of maintenance capital expenditures by first multiplying our forecasted future full year production margin by our expected aggregate production decline of proved developed producing wells. Maintenance capital expenditures are then the estimated capitalized cost of wells that will generate an estimated first year margin equivalent to the production margin decline, assuming such wells are connected on the first day of the calendar year. We do not incur specific capital expenditures expressly for the purpose of maintaining or increasing production margin, but such amounts are a hypothetical subset of wells we expect to drill in the future periods, including Marcellus Shale, Utica Shale, Mississippi Lime and Marble Falls wells, on undeveloped acreage already leased. Estimated capitalized cost of wells included within maintenance capital expenditures are based upon relevant factors, including historical costs of similar wells and characteristics of each individual well. First year margin from wells included within maintenance capital expenditures are also based upon relevant factors, including utilization of public forward commodity exchange prices, current estimates for regional pricing differentials, estimated labor and material rates and other production costs. Estimates for maintenance capital expenditures in the current year are the sum of the estimate calculated in the prior year plus estimates for the decline in production margin from wells connected during the current year and production acquired through acquisitions. We consider expansion capital expenditures to be any capital expenditure costs expended that are not maintenance capital expenditures – generally, this will include expenditures to increase, rather than maintain, production margin in future periods, as well as land, gathering and processing, and other non-drilling capital expenditures.”

2.	We note your response to prior comment seven. Please clarify the extent to which your presentation of Adjusted EBITDA and Distributable Cash Flow corresponds to calculations made or considered by management or the board of directors in determining or assessing the amounts of periodic distributions. In addition, please tell us how you considered providing context for an investor to evaluate Distributable Cash Flow as part of the disclosure in your Form 8-K. As part of your response, explain how you evaluate, and how you believe investors should consider, any excess or shortfall of Distributable Cash Flow over actual cash distributions for any given period.

Response: The Registrant notes to the Staff that its presentation of a line-by-line build-up of Adjusted EBITDA and Distributable Cash Flow within its quarterly earnings press releases furnished under Form 8-K corresponds, in terms of both detail and content, to the financial materials considered by management and the general partner’s board of directors in determining the amounts of periodic distributions. The Registrant believes that providing this data to investors and analysts provides valuable insight as to how management and the general partner’s board of directors evaluate the performance of the enterprise and determine quarterly distributions.

With regard to Distributable Cash Flow and any excess or shortfall of Distributable Cash Flow over actual cash distributions for any given period, the Registrant notes that it seeks to at least maintain its current cash distribution in future quarterly periods, and expects to only increase such cash distributions when future Distributable Cash Flow amounts allow for it and are expected to be sustained. The Registrant’s determination of quarterly cash distributions and its resulting

Letter to Anne Nguyen Parker

November 1, 2013

determination of the amount of excess or shortfall those cash distributions generate in comparison to Distributable Cash Flow are based upon numerous factors, including but not limited to, subjective enterprise factors such as commodity price and interest rate movements, variability of well productivity, including seasonal weather effects, and its debt and resulting financial leverage. The Registrant also considers its historical trailing four quarters of excess or shortfalls and forecasted future excess or shortfalls that its cash distributions generate in comparison to Distributable Cash Flow due to the variability of its Distributable Cash Flow generated each quarter, which could cause it to have more or less excess or shortfalls generated in particular quarters. The Registrant’s investors and analysts will ultimately determine if they concur with its excess or shortfall of Distributable Cash Flow over actual cash distributions based upon the factors noted previously.

In response to the Staff’s comment, the Registrant proposes to provide the following disclosure within its quarterly earnings releases furnished under Form 8-K regarding “Excess (shortfall) of distributable cash flow”:

“(1) The Partnership seeks to at least maintain its current cash distribution in future quarterly periods, and expects to only increase such cash distributions when future Distributable Cash Flow amounts allow for it and are expected to be sustained. The Partnership’s determination of quarterly cash distributions and its resulting determination of the amount of excess (shortfall) those cash distributions generate in comparison to Distributable Cash Flow are based upon its assessment of numerous factors, including but not limited to future commodity price and interest rate movements, variability of well productivity, weather effects, and financial leverage. The Partnership also considers its historical trailing four quarters of excess or shortfalls and future forecasted excess or shortfalls that its cash distributions generate in comparison to Distributable Cash Flow due to the variability of its Distributable Cash Flow generated each quarter, which could cause it to have more or less excess (shortfalls) generated from quarter to quarter.”

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at (215) 832-4130 or Lisa Washington, general counsel, at (215) 717-3387.

Sincerely,

/s/ Sean P. McGrath

Sean P. McGrath
Chief Financial Officer

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